Item 4

ICICI Limited

Audited results of ICICI Bank Limited (subsidiary of ICICI Limited) for the financial year ended March 31 2000 as per US GAAP.


-------------------------------------------------------------------------------------------------
  Sl.No.                         Particulars                                Fiscal ended
                                                                  -------------------------------
                                                                  March 31, 1999   March 31, 2000
-------------------------------------------------------------------------------------------------

    1      Interest revenue                                             5,390           8,434
-------------------------------------------------------------------------------------------------
    2      Interest expense                                             4,244           6,656
-------------------------------------------------------------------------------------------------
    3      Net interest revenue                                         1,146           1,778
-------------------------------------------------------------------------------------------------
    4      Provision for credit losses                                  (540)            (427)
-------------------------------------------------------------------------------------------------
    5      Net interest revenue after provision for credit losses         606           1,351
-------------------------------------------------------------------------------------------------
    6      Fees and commissions                                           370             607
-------------------------------------------------------------------------------------------------
    7      Treasury revenue including trading account, securities
             and foreign exchange                                         496           1,152
-------------------------------------------------------------------------------------------------
    8      Non-interest revenue  (6+7)                                    866           1,759
-------------------------------------------------------------------------------------------------
    9      Net revenue           (5+8)                                  1,472           3,110
-------------------------------------------------------------------------------------------------
    10     Salaries and employee benefits                                 204             316
-------------------------------------------------------------------------------------------------
    11     Premises and equipment expense                                 232             340
-------------------------------------------------------------------------------------------------
    12     Administration and other expense                               363             673
-------------------------------------------------------------------------------------------------
    13     Non-interest expense  (10+11+12)                               799           1,329
-------------------------------------------------------------------------------------------------
    14     Income before taxes    (9-13)                                  673           1,781
-------------------------------------------------------------------------------------------------
    15     Income tax expense                                             170             379
-------------------------------------------------------------------------------------------------
    16     Net income                                                     503           1,402
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
    17     Loans, net                                                  27,597          47,016
-------------------------------------------------------------------------------------------------
    18     Total assets                                                76,265         130,416
-------------------------------------------------------------------------------------------------
    19     Deposits                                                    60,729          98,660
-------------------------------------------------------------------------------------------------
    20     Total liabilities                                           73,435         119,029
-------------------------------------------------------------------------------------------------
    21     Stockholders' equity                                         2,830          11,387
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
    22     Earnings per share (in rupees)
-------------------------------------------------------------------------------------------------
                      Basic                                              3.05            8.49
-------------------------------------------------------------------------------------------------
                      Diluted                                            3.05            8.49
-------------------------------------------------------------------------------------------------


April 24, 2000

END